Reply Attention of Ethan P. Minsky
Direct Tel. 604.643.3151
EMail Address epm@cwilson.com
Our File No. 28466-0001 / D/EPM/672203.2

January 27, 2005

BY EDGAR AND BY COURIER

Securities and Exchange Commission
Mail Stop 0511
450 Fifth Street NW
Washington, DC 20549
USA

Attention:	John Reynolds, Assistant Director Office of Emerging Growth Companies	John Zitko Division of Corporation Finance

Dear Sirs:

Re: Entrée Gold Inc. Registration Statement on Form 10-SB File No. 0-50982 Amendment filed December 9, 2004

Thank you for your letter of January 11, 2005 with respect to the amendment to the Registration Statement on Form 10-SB (the "Form 10-SB") filed by Entrée Gold Inc. (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments. We enclose three blacklined copies of Amendment No. 2 to the Form 10-SB (the "Amendment"). Page references used in this letter relate to the enclosed blacklined version of the Amendment.

General

1. The page references in the Table of Contents have been updated.

2. In accordance with item 420(a) of Regulation C, the type-size of all footnotes conforms with the body of the document.

Risks Associated With Our Common Stock

3. The page reference on page 19 has been corrected to refer to the section entitled "Market for Common Equity and Related Stockholders Matters".

4. The reference to "the date on the front of this registration statement" has been deleted.

Security Ownership of Certain Beneficial Owners and Management

5. The Company has disclosed its voting arrangements with Ivanhoe Mines Ltd. per Part 2.8 of the Equity Participation Agreement. (See pages 33 and 34.)

6. The Company has revised the information in the table of beneficial ownership to indicate that Ivanhoe Mines Ltd. will beneficially own 16.58% of the outstanding shares upon exercise of warrants which are immediately exercisable. (See page 32.)

7. The Company has expanded Footnote (9) to disclose that Ivanhoe Mines Ltd. is a public company with in excess of 292,259,481 common shares outstanding as at September 30, 2004, as shown in that company's last publicly filed quarterly report (which can be viewed on the SEDAR website maintained by the Canadian Association of Securities Regulators at www.sedar.com). In its Annual Information Form for the year ended December 31, 2003, filed July 7, 2004, Ivanhoe Mines Ltd. reported that as at April 29, 2004 its directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 103,881,000 of its common shares, representing approximately 38.2% of its issued and outstanding common shares as at that date. The Company has also revised footnote (9) to include disclosure of its voting arrangements with Ivanhoe Mines Ltd. pursuant to Part 2.8 of the Equity Participation Agreement (See pages 33 and 34.)

8. The Company has made diligent inquiry regarding beneficial ownership of its securities. In Canada, National Instrument 54-101 (the "Instrument"), which has been adopted by the securities commissions in all of the Provinces of Canada, addresses Communication with Beneficial Owners of Securities of a Reporting Issuer. The Instrument is available for review on the website maintained by the British Columbia Securities Commission and can be viewed at the following internet address: http://www.bcsc.bc.ca/uploadedFiles/NI54-101.pdf. National Instrument 54-101 permits the beneficial holders of securities of a reporting issuer to instruct an intermediary holding his or her securities not to disclose ownership information about the beneficial owner. For specifics, please refer to the definition, in Section 1.1 of the Instrument, of an "objecting beneficial owner". Under the instrument, securities beneficially owned by others can be held in the registered name of a depositary (generally, CDS & Co. in Canada). Depositaries are required to maintain a list of intermediaries (brokers and others through whom beneficial holders have accounts). The ultimate beneficial holder is entitled to instruct an intermediary through which it holds its interest not to disclose ownership information. Those who elect to disclose ownership information are referred to as non-objecting beneficial owners (also referred to as NOBOs), while those who choose not to permit disclosure are referred to as objecting beneficial owners (also referred to as OBOs). Intermediaries cannot disclose, and issuers cannot obtain, information about OBOs.

We read Item 403 of Regulation S-B as requiring disclosure of beneficial owners of the issuer's securities who are known to the issuer to be the beneficial owner of more than five percent (5%) of the issuer's securities. The Company has made inquiry of the depositary CDS & Co., which is the registered owner of 36,888,911, or 72.52%, of the Company's issued and outstanding securities. The table reproduced on pages 32 and 33 of the registration statement reports the results received from CDS & Co. and footnote 10 to that table, shown on page 33, explains that the report with respect to beneficial ownership does not include objecting beneficial owners. (See page 33.)

Executive Compensation

9. The Company has updated the disclosure of executive compensation to include the 2004 fiscal year. (See page 38.)

Certain Relationships and Related Transactions

10. The Company has defined "escrow shares" and explained the terms of the agreement(s) in Item 6 "Executive Compensation", under the subheading "Escrow Agreements and Trust Deed". (See page 39.)

11. The Company has included the description of loans and accounts due from or to related parties in the Amendment. (See the second and third bulleted paragraphs on page 42.)

Recent Sales of Unregistered Securities

12. The Company has corrected its disclosure in the paragraph that begins "On October 22, 2003 we issued 100,000 of our common shares and 335,294 agent's share purchase warrants..." to reflect the fact that it was a Yukon Territory rather than British Columbia company at the time of the issuance of the shares. (See page 59.)

Financial Statements

General

13. The financial statements of the Company have been revised to include the disclosure required by paragraph 11 of SFAS 7.

We also would like to bring to your attention that the Company has amended certain disclosure with respect to the performance escrow shares for the nine-month period ended September 30, 2004. There was no impact on the consolidated balance sheet, statements of operations and comprehensive loss, shareholders' equity and cash flows as a result of these changes in the disclosure.

We look forward to any further comments you may have regarding this Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK, WILSON

Per: /s/ Herb I. Ono for

Ethan P. Minsky

EPM/cjb

Encl.

cc: Gregory Crowe
Hamish Malkin